IIFL Capital Inc.

Statement of Financial Condition

March 31, 2019

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68100

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   04/01/18   AND ENDING   03/31/19
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

IIFL Capital Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 Avenue of the Americas, Suite # 1506
                              (No. and Street)

New York   **NY**   **10036**
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum   **(212) 897-1694**
                                                     (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
                         (Name - if individual, state last, first, middle name)

200 Jefferson Park	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

  [X] Certified Public Accountant

  [ ] Public Accountant

  [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

IIFL Capital Inc.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.

[x]   (a) Facing Page.

[x]   (b) Statement of Financial Condition.

[x]   Footnotes.

[ ]   (c) Statement of Operations.

[ ]   (d) Statement of Changes in Stockholder's Equity.

[ ]   (e) Statement of Cash Flows.

[ ]   (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ]   (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (not applicable).

[ ]   (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   (l) An Affirmation.

[ ]   (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[ ]   (n) Independent Auditors' Report Regarding Rule 15c3-3 exemption.

[ ]   (o) Rule 15c3-3 Exemption Report.

**   ** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Rahul Ajmera, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to IIFL Capital Inc. for the year ended March 31, 2019, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

Subscribed and sworn to before me
in the county of _NY_, State of New York,
this _2_ day of _MAY_ 20 _19_

Notary's official signature
_01/02/2023_
Commission Expiration

NOREEN WALSH
Notary Public - State of New York
NO. 01WA6053006
Qualified in Queens County
My Commission Expires Jan 2, 2023

Notary Public

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
IIFL Capital Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IIFL Capital Inc. (the "Company"), as of March 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

Whippany, New Jersey
May 1, 2019

IIFL Capital Inc.

Statement of Financial Condition
March 31, 2019

Assets

Cash and cash segregated under federal regulations	$ 1,023,655
Due from affiliates	721,850
Fixed assets, net of accumulated depreciation of $3,455	1,962
Security deposits	98,862
Other assets	30,931
Total assets	**$ 1,877,260**

Liabilities and Stockholder's Equity

Accounts payable and other accrued liabilities	$ 487,488
Income taxes payable	24,000
Total liabilities	511,488
Stockholder's equity:	
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares	10
Additional paid-in capital	687,490
Retained earnings	678,272
Total stockholder's equity	1,365,772
Total liabilities and stockholder's equity	**$ 1,877,260**

The accompanying notes are an integral part of this financial statement.

IIFL Capital Inc.

Notes to Statement of Financial Condition
Year Ended March 31, 2019

1. **Organization**

   IIFL Capital Inc. (the Company) is a wholly owned subsidiary of IIFL Holdings Ltd., Mumbai, India (Parent). The Company provides brokerage and research services to institutional investors in the United States investing in securities of companies principally headquartered in India. The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

   The Company's customers transact their business on a delivery versus payment basis. The settlement of the customer securities transactions is facilitated by IIFL Securities Limited (an "Affiliate") in India for securities traded in the Indian stock markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and it is also subject to Rule 15c3-1, the Uniform Net Capital Rule.

2. **Significant Accounting Policies**

   a) **Cash**

   The Company maintains cash at federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits; however, the Company does not consider itself to be at risk with respect to its cash deposits.

   Cash includes $142,564 in a special account segregated in compliance with federal regulations to cover commission rebate liabilities amounting to approximately $94,773 included in accounts payable and other accrued liabilities.

   b) **Fixed Assets**

   Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

   c) **Income Taxes**

   The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in the financial statements. Under this method deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year the differences are expected to reverse. The effect of the change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are recognized subject to management's judgment that realization is more likely than not.

   d) **Estimates**

   The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e) **Revenue Recognition**

Effective April 1, 2018, the Company adopted ASC Topic 606 Revenue from Contracts with Customers. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company has evaluated the new guidance and has determined that the adoption did not impact the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption is not necessary.

Transfer Pricing Income
The Company provides execution and brokerage services for transactions between its U.S. institutional investors and its affiliate, IIFL Securities Limited, in accordance with SEC Rule 15a-6a (3). Pursuant to a Brokerage Service Agreement between the Company and the IIFL Securities Limited, the Company provides execution, marketing and client relationship services to institutional customers in the purchase and sales of foreign securities. This represents the only performance obligation which is satisfied over time as the services are provided. The Company recorded revenue based on a cost plus 15% arrangement that was agreed to by the Company and IIFL Securities Limited and is in agreement with a transfer pricing study obtained by both the parties to the agreement. Revenue is recognized monthly as earned based on the corresponding costs in accordance with the agreement as services are rendered. Related receivables are generally satisfied within 2 months.

Distribution Fees
The Company earns fees from an affiliated company, IIFL Asset Management (Mauritius) Ltd. The fees are determined as mutually agreed upon by the parties. The revenue represents marketing and distribution costs and are recognized monthly. Related receivables are generally satisfied within 2 months.

Disaggregation of revenue, for the year ended ended March 31, 2019, can be found on the accompanying statement of operations.

Contract Assets and Liabilities
The Company had customer receivables due from affiliates on April 1, 2018 and March 31, 2019 in the amount of $7,000 and $710,000, respectively. The Company had no material contract assets or liabilities as of April 1, 2018 or March 31, 2019.

f) **New Accounting Pronouncements** - In February 2016, ASU 2016-02, Leases, was issued. This guidance will require companies who are lessees in a qualified lease to recognize, as assets

and liabilities in their statement of financial position, the rights and obligations created by the leases. This guidance is effective for the Company beginning in April 2019. Payments on the company's lease obligation are typically made by IIFL Inc. which occupies most of the leased premises. The Company remits to IIFL Inc. ("Affiliate") its share of the expenses, including rent, in accordance with the administrative services agreement as described in the following footnote. Management does not expect a significant impact to its operations as a result of the adoption of this new standard.

The Company expects to record a right of use and asset and the lease liability of approximately $192,000 upon the adoption of this accounting standard update.

3. **Related Party Transactions**

The Company maintains an administrative services agreement with another affiliated entity in the US, IIFL Inc. whereby IIFL Inc. is to provide certain services. Management determined the amount of certain expenses paid directly by IIFL Inc. that should be allocated to the Company, such as rent, office expenses and other operating expenses.

The Company maintains a service level agreement with an affiliate, IIFL Securities Limited whereby the Company distributes research on its behalf. IIFL Securities Limited compensates the Company by paying its expenses plus a markup of 15%. At March 31, 2019 $500,000 remained unpaid.

The Company maintains a distribution agreement with IIFL Asset Management (Mauritius) Ltd, another affiliated company, whereby it provides services relating to the distribution of financial products. At March 31, 2019 $210,000 of fees remained unpaid.

4. **Net Capital Requirement**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method of computing net its net capital. Under this method, net capital as defined, shall not be less than $250,000. At March 31, 2019, the Company had net capital of $512,167 which exceeded requirements by $262,167.

5. **Off-Balance-Sheet Risk, Concentration Risk and Credit Risk**

The Company's policy is to continuously monitor its exposure to market and counterparty risk by using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

6. **Income Taxes**

The Company does not have any uncertain tax positions or any known unrecognized tax benefits at March 31, 2019.

The difference between the statutory federal rate of 21% and the affective rate of 22.4% is generally due to non-deductible expenses.

IIFL Capital Inc.

Notes to Statement of Financial Condition
Year Ended March 31, 2019

7. **401k Plan**

The Company also sponsors a qualified defined contribution salary reduction 401(k) plan covering all eligible employees. The maximum contribution payable under the plan is equal to a defined percentage of the eligible employee's salary subject to Internal Revenue Service ("IRS") limits. Employee contributions may be matched at the discretion of the Company subject to IRS limits.

8. **Concentrations**

The Company is dependent on its affiliates for 100% of its revenue.

Most of the Company's assets are held in the form of cash in accounts at major commercial banks.

Management does not expect any losses to result with respect to any of these concentrations.

A significant portion of the Company's assets are represented by receivables from its affiliates.

9. **Commitments and Contingent Liabilities**

The Company is a co-signer along with IIFL Inc. on the lease for its office space, such lease expiring on November 30, 2022. The Company would be obligated on the full amount of lease payments remaining at any time should the IIFL Inc. default on its portion. Future annual lease payments are as follows:

Year Ending March 31	Total Commitments
2020	$ 275,063
2021	281,250
2022	281,813
2023	187,875
	$ 1,026,001